UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement

Under

Section 14(D)(1) Or 13(E)(1)

Of The Securities Exchange Act Of 1934

(Amendment No. 2)

REEDS JEWELERS, INC.

(Name of Subject Company (issuer))

Sparkle, LLC

Alan M. Zimmer

Herbert J. Zimmer

Jeffrey L. Zimmer

Arlene Z. Schreiber

Rose W. Zimmer

Bradley Trent Zimmer

Landon Garrett Zimmer

Andrew Michael Schreiber

Mark Harrison Schreiber

(Names of Filing Persons (Offeror and other Persons))

Common Stock, par value $.10 per Share

(Title of Class of Securities)

758341101

(CUSIP Number of Class of Securities)

Alan M. Zimmer

Sparkle, LLC

111 Princess Street, Wilmington, NC 28401

(910) 763-4669 Ext. 203

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons))

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$2,635,668.60	$339.94

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding common shares of Reeds Jewelers, Inc., par value $.10 (the “Shares”), not beneficially owned by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”) or its subsidiaries, at a purchase price of $1.85 per Share, net to the seller in cash. As of March 29, 2004, there were 1,285,692 Shares on a fully diluted basis (treating as outstanding all Shares underlying exercisable options) not beneficially owned by Sparkle or its affiliates.
(2)	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .01267 percent of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45.77 Form or Registration No.: Amendment No. 1 to Schedule TO
Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber
Date Filed: March 2, 2004

Amount Previously Paid: $256.23 Form or Registration No.: Schedule TO
Filing Party:	Sparkle, LLC, Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, Mark Harrison Schreiber
Date Filed: January 29, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒  third party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☒  going-private transaction subject to Rule 13e-3.

☒  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO initially filed with the Securities and Exchange Commission (the “Commission”) on January 29, 2004, and as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Commission on March 2, 2004 (as so amended, the “Schedule TO”), by Sparkle, LLC, a North Carolina limited liability company (“Sparkle”), Alan M. Zimmer, Herbert J. Zimmer, Jeffrey L. Zimmer, Arlene Z. Schreiber, Rose W. Zimmer, Bradley Trent Zimmer, Landon Garrett Zimmer, Andrew Michael Schreiber, and Mark Harrison Schreiber, in connection with the offer by Sparkle to purchase all of the outstanding shares of common stock, par value $.10 per share (the “Shares”), of Reeds Jewelers, Inc., a North Carolina corporation (“Reeds”), not owned by Sparkle or its subsidiaries, at an increased purchase price of $2.05 per Share, net to the seller in cash. The original offer is set forth in the Offer to Purchase dated January 29, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal which, together with the Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the amended offer at the increased price of $2.05 per Share, net to the seller in cash. Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. Capitalized terms used herein and that are not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Item 1.	Summary Term Sheet

Item 1 of the Schedule TO is hereby amended and supplemented by reference to the Press Release attached hereto as Exhibit (a)(i)(xi).

Items	2 – 3.

N/A.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by reference to the Press Release attached hereto as Exhibit (a)(i)(xi).

Items	5 – 6.

N/A.

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 is hereby amended and supplemented by adding the following:

(a) As a result of the increased price, the total amount of funds required to purchase all outstanding Shares pursuant to the tender offer has increased to approximately $2,222,483.00 (treating as outstanding all Shares underlying exercisable options with an exercise price equal to or less than $2.05).

Items	8 – 11.

N/A.

Item 12.	Exhibits

EXHIBIT	DESCRIPTION

(a)(1)(xi)	Text of Press Release issued by Sparkle on March 29, 2004.

Item 13.	Information Required by Schedule 13E-3

N/A.

2

SIGNATURE

After due inquiry and to the best of his, her, or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2004	SPARKLE, LLC

	By:	/s/ Alan M. Zimmer

	Name:	Alan M. Zimmer

	Title:	Director

/s/ Alan M. Zimmer		/s/ Herbert J. Zimmer
Alan M. Zimmer		Herbert J. Zimmer

/s/ Jeffrey L. Zimmer		/s/ Arlene Z. Schreiber
Jeffrey L. Zimmer		Arlene Z. Schreiber

/s/ Rose W. Zimmer		/s/ Landon Garrett Zimmer
Rose W. Zimmer		Landon Garrett Zimmer

/s/ Bradley Trent Zimmer		/s/ Mark Harrison Schreiber
Bradley Trent Zimmer		Mark Harrison Schreiber

/s/ Andrew Michael Schreiber
Andrew Michael Schreiber

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(xi)	Text of Press Release issued by Sparkle on March 29, 2004.